Exhibit 99.2

IAMGOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008

IAMGOLD Corporation	1	Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the annual report, including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  The financial information on the Company presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management.  Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced.  Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting.  The Board carries out this responsibility principally through its Audit Committee which consists of outside directors.  The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements.  The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Joseph F. Conway	Carol Banducci
Chief Executive Officer	Chief Financial Officer
March 26, 2009	March 26, 2009

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Auditors' Report

To the Shareholders of IAMGOLD Corporation

We have audited the consolidated balance sheets of IAMGOLD Corporation ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 26, 2009

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Consolidated Balance Sheets

(Expressed in thousands of US dollars)

At December 31	Note		2008	2007
Assets			$	$
Current assets:
Cash and cash equivalents	7		117,989	113,265
Gold bullion (market value $151,079; December 31, 2007: $129,193)	8		70,191	53,982
Receivables and other	9		64,163	77,221
Inventories	10		92,801	89,230
			345,144	333,698
Other long-term assets	11		105,235	88,416
Working interests	12		153,171	112,478
Royalty interests	13		30,801	34,835
Mining assets	14		1,041,555	1,023,961
Exploration and development	15		121,689	225,473
Goodwill	16		342,046	361,648
Other intangible assets	17		12,045	15,103
			2,151,686	2,195,612
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities			146,668	129,804
Dividends payable			17,740	17,625
Credit facility	20		50,000	4,000
Current portion of long-term liabilities	19		25,291	26,298
			239,699	177,727
Long-term liabilities:
Debt	20		5,467	5,696
Future income and mining tax liability	21		159,739	157,956
Asset retirement obligations	22		70,490	77,506
Other long-term liabilities			6,239	6,360
Long-term portion of forward sales liability			-	10,472
			241,935	257,990
Non-controlling interests			14,386	8,579
Shareholders’ equity:
Common shares	24	(b)	1,655,755	1,633,119
Contributed surplus	25		39,242	20,034
Warrants	24	(h)	-	24,391
Retained earnings			21,897	49,553
Accumulated other comprehensive income (loss)	26		(61,228)	24,219
			1,655,666	1,751,316
			2,151,686	2,195,612

Commitment and Contingencies (note 33)
Subsequent events (note 37)

See the accompanying notes which are an integral part of these consolidated financial statements.

On behalf of the Board

WILLIAM D. PUGLIESE	JOSEPH F. CONWAY
Director	Director

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Consolidated Statements of Earnings

(Expressed in thousands of US dollars, except per share amounts)

Years ended December 31	Note		2008	2007	2006
			$	$	$
Revenues			869,636	678,131	303,345
Expenses:
Mining costs, excluding depreciation, depletion and amortization	27		451,830	426,487	153,325
Depreciation, depletion and amortization			169,629	117,581	50,084
			621,459	544,068	203,409
			248,177	134,063	99,936
Earnings from working interests	12		24,273	25,392	28,874
			272,450	159,455	128,810
Other:
Corporate administration			42,035	33,513	18,119
Exploration			33,628	28,446	15,213
Impairment charges	28		129,861	99,628	1,582
Interest expense	20		675	1,309	727
Foreign exchange			1,068	1,911	(55)
Derivative loss (gain)	29		4,341	(549)	76
Other income			(783)	(5,884)	(4,219)
			210,825	158,374	31,443
Non-controlling interests			3,120	1,764	210
			213,945	160,138	31,653
Earnings (loss) before income and mining taxes			58,505	(683)	97,157
Income and mining taxes:	21
Current taxes			76,340	26,958	22,504
Future taxes expense (recovery)			(7,919)	14,419	2,265
			68,421	41,377	24,769
Net earnings (loss) from continued operations			(9,916)	(42,060)	72,388
Net earnings from discontinued operations, net of tax	6		-	-	93
Net earnings (loss)			(9,916)	(42,060)	72,481
Weighted average number of common shares outstanding (in thousands)	24	(i)
Basic			295,430	293,284	186,485
Diluted			295,430	293,284	187,655
Basic and diluted net earnings (loss) from continuing operations per share			(0.03)	(0.14)	0.39
Basic and diluted net earnings (loss) per share			(0.03)	(0.14)	0.39

See the accompanying notes which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Consolidated Statements of Comprehensive Income and Retained Earnings
(Expressed in thousands of US dollars)

Years ended December 31	Note	2008	2007	2006
COMPREHENSIVE INCOME		$	$	$
Net earnings (loss)		(9,916)	(42,060)	72,481
Other comprehensive income, net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations		(78,561)	29,883	(4,836)
Reversal of unrealized foreign exchange gain on disposal of the Sleeping Giant mine		(2,045)	-	-
		(80,606)	29,883	(4,836)
Change in unrealized gains (losses) on available-for-sale financial assets
Unrealized losses on available-for-sale financial assets		(6,158)	(3,978)	-
Income tax impact		912	434	-
		(5,246)	(3,544)	-
Reversal of unrealized losses following the sale or i mpairment of available-for-sale financial assets
Unrealized losses on available-for-sale financial assets		409	1,624	-
Income tax impact		(4)	(180)	-
		405	1,444	-
Total other comprehensive income (loss), net of tax	26	(85,447)	27,783	(4,836)
Comprehensive income (loss)		(95,363)	(14,277)	67,645

RETAINED EARNINGS	$	$	$
Retained earnings, beginning of year	49,553	108,932	54,021
Change in accounting policies, related to financial instruments	-	306	-
Restated balance, beginning of year	49,553	109,238	54,021
Net earnings (loss)	(9,916)	(42,060)	72,481
Dividends	(17,740)	(17,625)	(17,570)
Retained earnings, end of year	21,897	49,553	108,932

See the accompanying notes which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars)
Years ended December 31	Note	2008	2007	2006
		$	$	$
Operating activities:
Net earnings (loss) from continuing operations		(9,916)	(42,060)	72,388
Disbursement to defined benefit plans		(170)	(2,285)	(7,168)
Disbursement to asset retirement obligations		(9,769)	(359)	(495)
Items not affecting cash:
Earnings from working interests, net of dividends		(24,273)	(25,392)	(19,424)
Depreciation, depletion and amortization		169,629	117,581	50,084
Impairment charges		129,861	99,628	1,582
Amortization of forward sales liability		(17,874)	(34,935)	(11,322)
Future income and mining taxes		(7,919)	14,419	2,265
Stock-based compensation		4,035	2,855	3,016
Derivative loss (gain)		4,341	(549)	76
Non-controlling interests		3,120	1,764	210
Other		4,967	8,768	(802)
Change in non-cash working capital		9,346	(22,306)	(15,199)
		255,378	117,129	75,211
Investing activities:
Business acquisitions	5	(98,273)	(173)	(877)
Short-term deposits		-	39	4,897
Investments		(1,961)	-	-
Restricted cash		(4,205)	(379)	-
Mining assets		(159,506)	(96,959)	(15,012)
Exploration and development		(9,813)	(23,179)	(10,802)
Long-term ore stockpiles		(17,808)	(9,586)	(11,219)
Net proceeds (acquisition) of other assets		(968)	14,977	12,020
Note receivable		-	-	4,475
Distributions received from working interests		-	-	25,100
Gold bullion royalties and gold receivable		-	-	3,718
		(292,534)	(115,260)	12,300
Financing activities:
Proceeds from loan		50,000	7,500	9,031
Repayment of debt		(4,960)	(36,694)	(26,350)
Issue of common shares, net of issue costs		14,465	5,089	11,524
Share purchase loan		-	295	-
Dividends paid		(17,625)	(17,570)	(8,870)
Repurchase of call options		-	-	(3,363)
		41,880	(41,380)	(18,028)
Increase (decrease) in cash and cash equivalents from continuing operations		4,724	(39,511)	69,483
Increase (decrease) in cash and cash equivalents from discontinued operations	6	-	28,451	(1,579)
Net increase (decrease) in cash and cash equivalents		4,724	(11,060)	67,904
Cash and cash equivalents, beginning of year		113,265	124,325	56,421
Cash and cash equivalents, end of year	7	117,989	113,265	124,325

Information related to consolidated statements of cash flow (note 30)

See the accompanying notes which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Notes to Consolidated Financial Statements
(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	Nature of Operations and Basis of presentation

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine.  The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Summarized below are those policies considered significant to the Company.  Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

2.	Significant Accounting Policies

(i)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method.  The Company applies the equity method of accounting for its working interests.  All significant intercompany balances and transactions have been eliminated.

(ii)	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to mineral reserves and resources, long-lived asset valuations and goodwill, carrying values of working interests, royalty interests, depreciation and amortization rates, employee future benefit costs, fair value of derivative instruments, asset retirement obligations, future income and mining taxes, and contingent liabilities.  Actual results could be materially different from those estimates.

(iii)	Functional and reporting currency

The US dollar is the functional and reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar.  Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the period.  Within the Canadian operations, translation adjustments arising from changes in exchange rates are deferred and included in cumulative translation adjustment within accumulated other comprehensive income.

The US dollar is the functional currency for the Company’s activities in Guyana, Suriname, Ecuador, Peru and Africa as all proceeds from the sale of production and a significant portion of disbursements are in US dollars.

Activities in French Guiana, related to a development project, are translated from the €uro to US dollars as follows: monetary items at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation and amortization at the same historical exchange rates as the assets to which it relates.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(iv)	Financial instruments

Cash and cash equivalents, and Restricted cash

Cash and cash equivalents, and restricted cash are designated as held-for-trading and are recorded at fair value.

Marketable securities

Investments in marketable securities designated as available-for-sale are accounted for at their fair value which is determined based on the last quoted market price.  Investments in equity instruments that do not have a quoted market price in an active market are measured at cost.

Changes in market value as well as the related tax impact are accounted for in other comprehensive income (“OCI”) until the marketable security is sold or is determined to be other than temporarily impaired.  When marketable securities are sold or are determined to be other than temporarily impaired, the related accumulated change in OCI is reversed and the actual gain or loss on disposal or the impairment charge is accounted for in the consolidated statement of earnings.

Warrants included in marketable securities are classified as held-for-trading and measured at fair value using the Black-Scholes pricing model.  Unrealized gains or losses related to changes in fair value are reported under “Derivative gain or loss” in the consolidated statement of earnings.

Gold receivable

Gold receivable was considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately.  The receivable was accounted for as an interest bearing receivable, with accrued interest charged to earnings.  The embedded derivative was marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “Derivative gain or loss”.

Debt

Debt is accounted for at amortized cost, using the effective interest method.

Commodity and foreign exchange contracts

The forward sales contracts, assumed through the acquisition of Gallery Gold Limited (“GGL”), are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue.

The change in market value of forward contracts, assumed through the acquisition of Cambior was included in the statement of earnings as a derivative gain or loss.  On delivery of gold into the forward contracts, the related marked-to-market value was amortized and recorded into gold revenue.

The derivative instruments related to foreign exchange and heating oil entered into in 2008, and gold forward contracts assumed following the acquisition of EURO Ressources S.A., are accounted for at their fair value on the balance sheet date.  The fair value of these derivative instruments is included on the balance sheet and the change in market value from the acquisition or inception is included in the statement of earnings as a derivative gain or loss.

(v)	Gold bullion

Investments in gold bullion are valued at the lower of average cost and net realizable value.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(vi)	Inventories

Gold production inventory, niobium production inventory and concentrate inventory are valued at the lower of cost and net realizable value.  Production costs include the cost of materials, labor, mine site production overheads and depreciation to the applicable stage of processing.

Ore stockpiles are valued at the lower of cost and net realizable value.  The cost of ore stockpiles is increased based on the related current mining cost of the period, and decreases in ore stockpiles are charged back to mining costs using the weighted average cost per tonne.  Ore stockpiles are segregated between current and long-term inventory.

Mine supplies are valued on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(vii)	Capital assets

Capital assets include the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles, land and leasehold improvements.  Depreciation is calculated based on the estimated useful lives of the assets and in the case of leasehold improvements, over the remaining lease term determined at the time of acquisition.

(viii)	Working interests

Working interests are accounted for using the equity method.  Any fair value increment related to the original acquisition of the working interests is amortized on a units-of-production basis over the estimated economic life of the mine corresponding to the proven and probable reserves.  Working interests include changes in the investment as a result of income or loss reported by the company in which IAMGOLD has invested.  This change is accounted for in the statement of earnings as earnings from working interests.  Cash received from working interests is accounted for as a decrease of working interests in the balance sheet.

(ix)	Royalty interests

The Company records its royalty interests at cost.  Amortization of producing royalty interests is calculated using the units-of-production method with an estimated economic life of mine corresponding to the property’s reserves and resources.

(x)	Mining assets and Stripping costs

Mining assets represent the capitalized expenditures related to the operation of mineral properties including plant and equipment, mining properties, deferred costs and construction in progress.  Upon commencement of commercial production, related capital expenditures for any given mining assets are amortized on a straight line basis or using the units-of-production method over the estimated economic life of the mine which refers to proven and probable reserves.  If a property is abandoned or deemed economically unfeasible, the related project balances are written off.  Amounts relating to values beyond proven and probable (“VBPP”) reserves are not amortized until resources are converted into reserves.

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Capitalized stripping costs are amortized over the reserves that directly benefit from the stripping activity on a units-of-production basis.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(xi)	Exploration and development

Exploration expenses incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings.  Development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible.  All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred.  Interest costs are not capitalized until the decision to develop a property is made.

(xii)	Impairment of long-lived assets

Long-lived assets subject to amortization are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  In that event, the asset must be written down to its fair value and an impairment loss recorded in earnings.  Net estimated future cash flows, on an undiscounted basis, from each long-lived asset (mining assets, working interests and royalty interests) are calculated based on anticipated future metal production (proven and probable reserves as well as value beyond proven and probable reserves), estimated metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.  The fair value is based on the present value of the estimated cash flows.  Management’s estimate of future cash flows is subject to risk and uncertainties and is reasonably possible that changes could occur which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position.

(xiii)	Goodwill and Goodwill impairment

Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill.  Goodwill is assigned to the reporting units and is not amortized.

Goodwill is tested for impairment at least annually or when there is evidence of potential impairment.  The fair value of each reporting unit, that includes goodwill, is compared to the total carrying amount (including goodwill) of that reporting unit.  If the fair value exceeds the carrying value, goodwill is not considered to be impaired.  If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated.  The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit.  When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined.

(xiv)	Other intangible assets

Other intangible assets are related to the fair value of favorable supplier contracts accounted for following the purchase of Cambior.  Fair value was determined using a differential cost method based on the costs expected to be saved due to the favorable terms of the supplier contracts.  Other intangible assets are amortized under the straight-line method based on the terms of each contract.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(xv)	Income and mining taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is recorded against any future income and mining tax asset if it is more likely than not that the asset will not be realized.  The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.  Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

(xvi)	Asset retirement obligations

The Company recognizes, when the legal obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is recorded in mining costs.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur.

(xvii)	Flow-through shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  The Company recognizes future income tax liability for flow-through shares, and reduces shareholders’ equity, on the date that the tax credits associated with the expenditures are renounced, provided there is reasonable assurance that the expenditures will be made.

(xviii)	Stock-based compensation plans

The Company has the following stock-based compensation plans with related costs included in corporate administration expenses in the statement of earnings.

a.	Share options

Compensation costs, measured at the grant date based on the fair value of the options and recognized over the related service period, are accounted for as an expense in the statement of earnings and credited to contributed surplus within shareholders’ equity. Consideration paid by employees when the options are exercised, as well as the fair value at the grant date of options exercised, is added to common shares.

b.	Share bonus plan

The Company expenses share bonuses granted to employees over the three-year or five-year vesting period. Share bonuses to directors are expensed on issuance as they vest immediately.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

c.	Share purchase plan

Prior to January 1, 2007, the Company expensed its contribution to the employees’ share purchase plan when the shares were issued or issuable. Effective January 1, 2007, the Company initiated a new share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

d.	Deferred share plan

The Company expenses deferred share units granted to employees over the four-year vesting period.

(xix)	Revenue recognition

Revenues include gold, niobium and by-product concentrate as well as royalty revenue.

Revenue from the sale of gold bullion and by-products (silver and copper concentrate) is recognized when the metal is delivered and title transfers to the counterparties to the transaction.

Revenue for the sale of niobium in the form of ferroniobium, is recognized when legal title (rights and obligations) to the ferroniobium is transferred to buyers depending on the terms of each specific contract.  The Company has three types of contractual terms based on individual customer agreements.  The first type of contract includes terms where title transfers once the product is shipped from the Company’s facility.  The second type of contract includes terms where title transfers once the product is delivered to the customer’s location.  The third type of contract includes terms where title transfers when the customer receives the product directly from the plant.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.  The Company holds two types of royalties:

a.	Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties:

Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held.  The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

b.	Profits based royalties such as Net Profits Interests (“NPI”):

A NPI is a royalty based on the profit after allowing for costs related to production.  The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements.  Payments generally begin after pay-back of capital costs.  The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities.  Revenue is recognized in accordance with the relevant agreement.

(xx)	Earnings per share

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the year.  The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of share options and warrants.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The computation of diluted earnings per share assumes the conversion, exercise, or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  When there is a loss before discontinued operations, including potential common shares in the computation of the diluted per share amount of that loss is always anti-dilutive.  Although including those potential common shares in the other diluted per share computations may be dilutive relative to their corresponding basic per share amounts, no potential common shares are included in the computation of any diluted per share amount when the Company has a loss before discontinued operations.

3.	Changes in accounting policies

(a)  Financial instruments—disclosures and presentation

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for the Company on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 requires the disclosure of additional qualitative and quantitative information that enables users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures contained in note 18.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

(b)  Capital disclosures

The CICA issued the new accounting standard Section 1535—Capital disclosures, which was effective for the Company on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded information disclosed in note 31.

(c)  Inventories

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008.  The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;

•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;

•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories; and

•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

This new section also provides for additional disclosure presented in notes 10 and 27.  The adoption of this new accounting standard resulted in a reclassification of $1,008,000 of capital spares from inventories to mining assets at January 1, 2008.  This standard was not adopted on a retrospective basis for years prior to January 1, 2008.

4.	Future Accounting Policies

(a) Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 – Goodwill and other intangible assets with Section 3064 – Goodwill and intangible assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged.  Section 3064 gives guidance about internally generated intangible assets.  This section applies to fiscal years beginning on or after October 1, 2008.  The Company is assessing the impact of this new section and will adopt this standard in 2009.

(b) Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year.  The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 -Consolidated and separate financial statements.

(c) Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities.  The Emerging issues committee (“EIC”) reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  This accounting treatment should be applied retrospectively without restatement of prior periods.  The adoption of EIC-173 will not have an impact on the Company’s financial statements.

5.	Acquisitions and Divestures

2008 Activities

Acquisition of EURO Ressources S.A. (“EURO”)

In 2008, the Company acquired 52,838,639 shares of EURO representing 84.55% of the current share capital of EURO.  EURO has a participation right royalty on production from IAMGOLD’s Rosebel gold mine. The total purchase price amounted to $81,853,000, including transaction costs of $3,337,000 less cash and cash equivalents acquired of $2,063,000.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

This business acquisition was accounted for by the purchase method of accounting whereby, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value of the consideration paid at the closing date of acquisition.  The excess purchase price over the fair value of identifiable assets and liabilities acquired is recorded as goodwill.  The determination of fair value required management to make assumptions and estimates about the fair values which generally require a high degree of judgment and include future commodity prices, discount rates and foreign exchange rates.  Changes in any of the assumptions or estimates used in determining the fair values could have an impact on the allocation of the fair value to balance sheet items and on future results.  EURO’s activities have been accounted for in IAMGOLD’s results from the beginning of December 2008.

Preliminary Fair Value
Assets acquired and liabilities assumed	$
Other current assets	5,407
Mining assets	81,584
Goodwill	23,179
Current liabilities	(3,363)
Debt	(657)
Forward sales liability	(4,950)
Future income and mining tax liabilities	(16,659)
Non-controlling interest	(2,688)
81,853
Consideration paid
Cash	80,579
Transaction costs	3,337
Less: Cash and cash equivalents acquired	(2,063)
81,853

Private placement in Orezone Resources Inc.

On December 31, 2008, IAMGOLD acquired 71,428,571 common shares equivalent to 16.6% of the outstanding common shares of Orezone Resources Inc. (“Orezone”) at a price of C$0.28 per share for gross consideration of $16,420,000 (C$20,000,000).  The investment is classified as a working interest and is being accounted for using the equity method of accounting.

On February 25, 2009, the Company completed the acquisition of 100% of Orezone as described in note 37, Subsequent Events.

Sale of Sleeping Giant Mine

On October 31, 2008, the Company completed the sale of the Sleeping Giant gold mine and related milling facilities to Cadiscor Resources Inc. ("Cadiscor").  The proceeds received in 2008 totaled $4,257,000 resulting in a gain on disposal of assets of $2,596,000 included in Other income in the consolidated statement of earnings.  Following the sale, the Company held (i) 5,185,715 common shares of Cadiscor, (ii) warrants to purchase 1,000,000 common shares of Cadiscor, exercisable at C$0.70 per share and expiring on December 31, 2010; and (iii) a C$3,500,000 debenture, convertible into common shares of Cadiscor during each of the next three years at prices per share of C$0.47, C$0.51 and C$0.56, respectively.

The Sleeping Giant mine was part of the gold mine segment in Canada.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

6.           Assets held for sale

Bauxite Operations

On February 13, 2007, the Company completed an agreement for the sale of its bauxite operation with an effective date at December 31, 2006.  The transaction was completed on March 21, 2007 with the receipt from the purchaser of $28,451,000 and the assumption of third party debt of $17,724,000.

Net earnings for discontinued operations from November 8, 2006 to December 31, 2006 were $93,000.  Cash flows provided by (used in) discontinued operations are summarized as follows:

Year ended December 31	2007	2006
	$	$
Operating activities	-	(1,897)
Financing activities	-	42
Investing activities	28,451	276
Cash provided by (used in) discontinued operations	28,451	(1,579)

7.           Cash and Cash equivalents

At December 31	2008	2007
	$	$
Cash	111,113	93,215
Cash equivalents: Short-term deposits with initial maturities of less than three months	6,876	20,050
Cash and cash equivalents	117,989	113,265

8.	Gold Bullion

At December 31		2008	2007
Ounces held	(oz)	173,704	154,954
Weighted average acquisition cost	($/oz)	404	348
Acquisition cost	(in $000s)	70,191	53,982
End of year spot price for gold	($/oz)	870	834
End of year market value	(in $000s)	151,079	129,193

Subsequent to December 31, 2008, the Company sold 68,005 ounces of its gold bullion at an average price of $901 per ounce resulting in gross proceeds of $61,273,000

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

9.           Receivables and other

At December 31	2008	2007
	$	$
Gold trade receivable	10,547	14,708
Settlement receivables from sales of niobium	13,351	10,189
Receivables from government related to taxes, mineral rights and exploration tax credit	25,610	22,135
Royalty receivable	2,487	3,837
Other receivable	6,094	4,827
	58,089	55,696
Gold receivable	-	15,448
Derivatives – heating oil call option contracts	1,457	-
Prepaid expenses	4,617	6,077
	64,163	77,221

10.           Inventories

At December 31	2008	2007
	$	$
Gold production inventory	27,016	20,004
Niobium production inventory	10,138	7,644
Concentrate inventory	151	12
Ore stockpiles – current	8,221	20,640
Mine supplies	47,275	40,930
Inventories	92,801	89,230

The amount of inventories recognized as an expense during the period is disclosed in note 27. During 2008, there was no write-down of inventories recognized as an expense.

11.           Other long-term assets

At December 31	2008	2007
	$	$
Amounts due from the Government of Mali(a)	13,055	19,888
Marketable securities	4,682	2,974
Convertible debenture	2,873	-
Restricted cash	5,579	1,790
Long-term ore stockpiles	70,937	53,128
Capital assets	4,703	6,294
Other assets	3,406	4,342
	105,235	88,416

(a)
Amounts due from the Government of Mali represent fuel tax, value added tax (“VAT”), and stamp duties receivable which are not expected to be repaid within one year.  In 2008, a provision of $5,440,000 was recorded against long-term VAT receivables.

12.           Working Interests

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa”), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana.  The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $42,742,000.  This amount included a fair value increment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang”), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana.  The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $15,298,000.  This amount included a fair value increment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

On December 31, 2008, IAMGOLD acquired 71,428,571 common shares of Orezone (note 5) at a price of C$0.28 per share for total consideration of $16,420,000 (C$20,000,000). This investment is being accounted for using the equity method of accounting.

	Tarkwa	Damang	Orezone	Total
	$	$	$	$
Balance, December 31, 2006	73,431	13,655	-	87,086
Earnings from working interests in 2007	22,118	3,274	-	25,392
Balance, December 31, 2007	95,549	16,929	-	112,478
Acquisition	-	-	16,420	16,420
Earnings from working interests in 2008	22,223	2,050	-	24,273
Balance, December 31, 2008	117,772	18,979	16,420	153,171

13.           Royalty Interests

	Cost	Accumulated amortization	Net royalty interests
At December 31, 2008	$	$	$
Revenue producing royalties
Diavik (a)	49,446	21,252	28,194
Magistral (b)	3,109	502	2,607
	52,555	21,754	30,801

At December 31, 2007	$	$	$
Revenue producing royalties
Diavik (a)	49,446	17,218	32,228
Magistral (b)	3,109	502	2,607
	52,555	17,720	34,835

Revenue producing royalties

(a)
The Company owns a 1% gross proceeds royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation and Diavik Diamond Mines Inc.

(b)
The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by US Gold Corporation.  The royalty rate is 3.5% until 380,000 ounces of gold has been produced and 1% thereafter.  In July 2005, mine operations were suspended. In 2008, the Company assessed the estimated fair value of the royalty against its carrying value including the associated goodwill, and determined an impairment charge was required. The $2,772,000 carrying value of goodwill was charged to earnings.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

14.           Mining Assets

	Cost	Accumulated depreciation and depletion	Net mining assets
At December 31, 2008	$	$	$
Plant and equipment	522,810	302,406	220,404
Mining property and deferred costs	1,357,119	574,778	782,341
Construction in progress	38,810	-	38,810
	1,918,739	877,184	1,041,555

At December 31, 2007	$	$	$
Plant and equipment	604,499	384,228	220,271
Mining property and deferred costs	1,546,392	754,762	791,630
Construction in progress	12,060	-	12,060
	2,162,951	1,138,990	1,023,961

Mining assets are held through:

(a)
Interest, acquired on November 8, 2006, in the Rosebel mine (95%) in Suriname, and Doyon division, Sleeping Giant and Niobec mines (100%) in Canada.  During 2008, the mining operations at the Sleeping Giant mine were ended after the completion of mining and processing following the depletion of reserves.

(b)	A 100% interest, acquired on March 22, 2006, in the Mupane gold mine in Botswana.

(c)
A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola concession.  Other shareholders include AngloGold Limited (“AngloGold”) (38%), the Government of Mali (“GOM”) (18%) and International Financial Corporation (“IFC”) (6%).  The GOM interests in Sadiola are free and carried interests.

(d)
A 40% interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela gold concession.  Other shareholders include AngloGold (40%) and the GOM (20%).  The GOM interests in Yatela are free and carried interests.

(e)
In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property for a cash consideration of $13,050,000.  The payment was accounted for as a reduction of $4,574,000 of accrued liabilities for royalty expenses incurred during the first half of 2008, and as an increase of mining assets for $8,476,000.  This mining asset will be depreciated over the remaining royalty payment stream.

(f)
In 2008, through the acquisition of EURO (note 5), the Company acquired a participation royalty for the Rosebel mine valued at $81,584,000.  This mining asset will be depreciated over the reserves and resources of the Rosebel mine.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

15.           Exploration and Development

Capitalized investments in exploration and development properties, net of impairment charges, were as follows:

At December 31	2008	2007
	$	$
Ecuador—Quimsacocha	11,894	9,348
Tanzania—Buckreef	9,197	97,787
Tanzania—Other	726	6,041
Botswana	-	5,602
French Guiana—Camp Caiman	71,142	78,987
Peru—La Arena	26,768	25,746
Peru—Other	1,962	1,962
	121,689	225,473

Refer to note 28 for more detail on impairment charges related to exploration and development.

16.           Goodwill

At December 31	Note	2008	2007
		$	$
Goodwill, beginning of year		361,648	464,975
Goodwill adjustment – GGL		-	(9,568)
Goodwill adjustments – Cambior		(8,611)	(60,977)
Goodwill acquired – EURO Ressources S.A.	5	23,179	-
Goodwill impairment – Mupane	28	-	(32,782)
Goodwill impairment – Buckreef	28	(25,668)	-
Goodwill impairment – Other exploration and development	28	(4,387)	-
Goodwill impairment – Gold Royalty - Magistral	28	(2,772)	-
Goodwill adjustment – Sale of Sleeping Giant mine	5	(1,343)	-
Goodwill, end of year		342,046	361,648

Goodwill adjustments include final purchase price adjustments, foreign exchange impacts and disposals.  Refer to note 28 for more detail on impairment charges related to goodwill.

17.       Other Intangible Assets

	Cost	Accumulated amortization	Net book value
At December 31, 2008	$	$	$
Favorable supplier contracts:
Power contracts	8,782	3,153	5,629
Equipment purchase contracts	7,368	952	6,416
	16,150	4,105	12,045

At December 31, 2007	$	$	$
Favorable supplier contracts:
Power contracts	8,782	450	8,332
Equipment purchase contracts	7,368	597	6,771
	16,150	1,047	15,103

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

18.	Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

At December 31	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	117,989	117,989	113,265	113,265
Restricted cash (1)	5,579	5,579	1,790	1,790
Receivables excluding gold receivable, heating oil call option contracts, and prepaid expenses (2)	58,089	58,089	55,696	55,696
Gold receivable(3)	-	-	15,448	15,404
Heating oil call option contracts(4)	1,457	1,457	-	-
Marketable securities(5)	4,682	4,682	2,974	2,974
Convertible debenture(6)	2,873	2,873	-	-
Financial Liabilities
Accounts payable and accrued liabilities(2)	146,668	146,668	129,804	129,804
Credit facility (7)	50,000	50,000	4,000	4,000
Other debt (7)	6,132	6,132	6,229	6,229
Gold forwards sales liability – Mupane(8)	10,472	20,777	28,346	53,720
Derivatives – Gold forward sales(9)	7,057	7,057	-	-
Derivatives – Foreign currency collars(10)	573	573	-	-

(1)
Cash and cash equivalents, and restricted cash deposits are designated as held-for-trading and are recorded at fair value.  The related interest income totaled $1,735,000 during 2008 and $2,924,000 in 2007.

(2)
Receivables (note 9, excluding prepaid expenses, gold receivable and heating oil call options contracts), accounts payable and accrued liabilities are recorded at amortized cost.  The fair value approximates the carrying amount given the short maturity period.

(3)
The gold receivable was accounted for as an interest bearing receivable with investment income of $476,000 in 2008 and $1,267,000 in 2007.  The embedded derivative was marked-to-market based on the change in gold price between the inception date of the contract and the end of the period with the change charged to earnings under “Derivative gain or loss”.  The mark-to-market impact resulted in a gain of $285,000 during 2008, and $3,871,000 in 2007.  The receivable was settled during 2008.

(4)
The Company uses heating oil call option contracts to mitigate risk related to oil price volatility on fuel consumption.  During 2008, the Company paid $2,260,000 for these contracts described in note 32.  At December 31, 2008 the fair value decreased to $1,457,000 resulting in a derivative loss of $803,000 for the current year.  These contracts all expire in 2009 and the fair value is included in Receivables on the balance sheet.  The Company obtains a valuation of the call option contracts from counterparties of its portfolio contracts.  This valuation is based on forward rates considering the market price, rate of interest and volatility.  The contracts do not qualify for hedge accounting.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(5)
Marketable securities are classified as available-for-sale (excluding warrants included therein) and recorded at fair value in Other long-term assets on the balance sheet.  The unrealized gain or loss related to changes in quoted market value is accounted for in other comprehensive income (“OCI”).  When marketable securities are sold or are considered to be impaired the unrealized gain or loss recorded within OCI is transferred to the consolidated statement of earnings as a realized gain or loss.  In 2008, an unrealized loss of $6,158,000 was recorded in OCI and an impairment of $409,000 was transferred to the consolidated statement of earnings.

The Company also has share purchase warrants which are included in marketable securities.   These warrants are considered held-for-trading and are measured at fair value using the Black-Scholes pricing model.  The unrealized gain or loss related to changes in fair value is reported under “Derivative gain or loss” in the consolidated statement of earnings.  An unrealized gain of $897,000 was recorded during 2008 and $1,236,000 in 2007.

(6)
The Company received a three-year convertible debenture as part of the proceeds for the sale of the Sleeping Giant (note 5).  The convertible debenture earns interest at 5% per annum.  The debenture is convertible into common shares with increasing exercise prices on the first, second or third anniversary date.  The issuer of the convertible debenture can effect a conversion in certain circumstances. The debenture receivable was considered as a held to maturity financial asset accounted for at amortized cost, and the embedded derivative included therein was immaterial at the end of December 2008.

(7)
The debt is recorded at amortized cost.  Since most of the debt is variable rate debt, the fair value of the Company’s debt is equivalent to the carrying amount.  Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.

(8)
The gold forward contracts related to the Mupane mine are considered normal purchase and sales contracts.  They were recorded at fair value on the date of acquisition of Gallery Gold Limited.  On delivery of gold into the forward contracts, the related liability is amortized and recorded in gold revenue.  The Company obtains a valuation for the fair value of the gold forward contracts from counterparties of its portfolio of gold forward contracts.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

(9)
Gold forward sales agreements were assumed following the acquisition of EURO Ressources S.A. (note 5).  The decrease in fair value between the acquisition date and December 31, 2008, totaling $2,107,000, was accounted for under “Derivative gain or loss”, as these contracts do not qualify for hedge accounting.

(10)
The Company uses foreign exchange collars to mitigate the risk of variability of the US dollar compared to the Canadian dollar.  They do not qualify under hedge accounting.  The fair value of these contracts at December 31, 2008 was $573,000 which resulted in an equivalent derivative loss during 2008.  These contracts all expire in 2009 and the fair value is included in current portion of long-term liabilities on the balance sheet.  The Company obtains a valuation for the fair value of the options from counterparties of its portfolio of contracts.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions, as described below.  Recent financial market conditions have impacted interest rates, gold prices and currency rates.

The Company is exposed to various credit, market and liquidity risks associated with its financial instruments, and manages those risks as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Credit risk is associated with cash and cash equivalents, restricted cash, receivables and derivatives.  The credit risk is limited to the carrying amount of these items on the balance sheet.

The Company holds cash and cash equivalents, and restricted cash in highly credit rated financial institutions and does not hold any asset-backed commercial paper.

The Company also mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties.

Receivables excluding gold receivable, derivatives-heating oil call options contracts, and prepaid expenses are summarized in note 9.

The credit risk related to gold sales is considered low as the gold is sold to major banks which are considered credit worthy.  The gold trade receivables are usually settled in the following month, thus further reducing the potential for credit risk.

The credit risk on settlement receivables from sales of niobium is related to the possibility that buyers of niobium may have difficulties in meeting their obligations and thus impacting the Company’s ability to collect amounts outstanding.  At December 31, 2008, according to the age of these settlement receivables, 68% were outstanding less than 30 days.  In order to minimize such risks related to receivables from sales of niobium, analyses of credit exposures and credit limits are performed for each client on a regular basis.  Clients are located in different geographic locations such as United States, Europe, China, Japan, Saudi Arabia, Korea, and Australia.  The Company does not hold any security nor any other credit enhancements in relation to these receivables.  As at December 31, 2008, there were no impaired settlement receivables and there was no amount that would otherwise be past due or impaired whose terms have been renegotiated.

The credit risk related to receivables from government related to taxes, mineral rights and exploration tax credit, included in receivables, is dependent on the completion of certain government audits.  To the extent that the Company is subject to additional claims based on these, the full balance recorded may not be ultimately realized.  Management currently does not expect the amount to be ultimately realized to be materially different from that currently recorded.  In 2008, a write-down related to VAT receivables of $5,440,000 was recorded against Other income in the consolidated statement of earnings.

For derivatives, credit risk is created when the fair value is positive.  When the fair value of a derivative is negative, no credit risk is assumed.  The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.  It is the risk that in respect of certain derivative products and adverse change in market prices for commodities, currencies or interest rates will result in the Company’s incurring an unrealized mark-to-market loss in respect of such derivative products.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives.  Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.  Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency risk

Metal sales are mainly transacted in US dollars.  Movement in the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian divisions and executive office cost base.  International operations have exposure to currencies; however a significant portion of each international operation’s cost base is denominated in US dollars.  In late 2008, the Company entered into foreign exchange collars, which are detailed in note 32, to mitigate the risk of variability of the US dollar compared to the Canadian dollar related to Canadian dollar requirement for mining operations and projects.  These contracts do not qualify for hedge accounting.  Activities in French Guiana, related to a development project, can be impacted by a change in the €uro exchange rate.

Some transactions related to acquisition and project development expenditures may also be denominated in foreign currency, and a change in the currency can have a material impact on the purchase price or the cost.  In 2008, the Company purchased €uros to economically hedge the purchase price of EURO Ressources S.A. in €uros which occurred in December 2008, to ensure that the Company would be able to benefit from a favourable foreign exchange rate.

As at December 31, 2008, the fair value of these options and the resulting fair value after an increase and a decrease of 10% in exchange rates of US dollars compared to Canadian dollars, would have been as follows:

Fair value	December 31, 2008 1.2214	Increase of 10%	Decrease of 10%
	$	$	$
Foreign currency collars	(573)	(4,405)	3,954

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk as the Canadian dollar and other currency rates fluctuate in relation to the US dollar.  As the Canadian mines are considered self-sustaining foreign operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact the consolidated statement of earnings until the investment is repatriated.

As at December 31, 2008, with other variables unchanged, a 10% change of the Canadian dollar against the US dollar would not have a material effect on net earnings.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and outstanding and unutilized credit facility.  Interest on cash and cash equivalents is based on market interest rates.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio.  Fees related to the letter of credit and standby fees also vary according to the senior debt ratio.  A change in the debt interest rates would have an impact on net earnings and/or capitalized costs according to the project the debt is related to.  The Company does not take any particular measures to protect itself against fluctuations in interest rates.

If interest rates at December 31, 2008 had been 10% lower or higher with all other variables held constant, the impact on net earnings would not have been material on the interest expense recorded during 2008.

Share market price risk

Exposure to market risk is also related to the fluctuation in the market price of marketable securities.  IAMGOLD held ownership of these marketable securities following the settlement of specific transactions (e.g. disposal of a project in exchange for the shares of the counterparty) or as a strategic investment.  These investments relate to mining companies which are part of a volatile market.  The Company reviewed the value of marketable securities for impairment based on both quantitative and qualitative criteria and determined that, following the recent volatility in global equity markets, some of these investments were impaired.  Factors considered in determining impairment included a decreasing trend of these investments’ market value and other information available on these companies.  This impairment totaled $409,000 in 2008.

At December 31, 2008, following a change of 10% in the market value of marketable securities and warrants, with all other variables held constant, the unrealized gain/loss related to changes in market value, net of income taxes, included in other comprehensive income would not have been material.

Gold market price risk

The Company usually does not take any particular measures to protect itself against fluctuations in the gold market price.  However, following the acquisition of Gallery Gold Limited (Mupane), the Company assumed existing gold forward commitments (note 32).  The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold forward contracts.

Gold forward sales agreements were also assumed following the acquisition of EURO Ressources S.A. (“EURO”) (note 32).   The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold forward contracts which is accounted for in the consolidated statement of earnings as a derivative gain or loss.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

As at December 31, 2008, the valuation of the remaining gold forward contracts, all expiring in 2009, was based on a gold price of $881 per ounce, and following the assumption of an increase and a decrease of $100 per ounce, would have been as follows:

	December 31, 2008 $881/oz		Increase of $100/oz at $981/oz	Decrease of $100/oz at $781/oz
	Carrying value	Fair value	Fair value	Fair value
	$	$	$	$
Gold forward sales-Mupane	(10,472)	(20,777)	(25,110)	(16,400)
Gold forward (EURO)	(3,440)	(3,440)	(4,295)	(2,585)
Total	(13,912)	(24,217)	(29,405)	(18,985)

As per IAMGOLD’s risk management policy, the Company may enter into derivative financial instruments from time to time, to manage its exposure to fluctuations in commodity prices.

Heating oil market price risk

Diesel is a key input to extract tonnage and in some cases, to wholly or partially power operations.  Since fuel is produced by the refinement of crude oil, changes in the price of oil can have a direct impact on changes in fuel costs.  In late 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets during the fourth quarter of 2008, to hedge a portion of its future consumption of diesel for 2009.  The Company uses heating oil call options contracts to mitigate the risk of oil price changes on other fuel consumption, which are detailed in note 32.  Heating oil is traded in an active market and the Company believes there is a strong relationship between heating oil prices and diesel prices.

Despite not qualifying for hedge accounting, these contracts protect the Company to a significant extent from the effects of oil price increases.  Hedging as at December 31, 2008, totaling 7,560,000 gallons of heating oil, represents approximately 50% of the Company’s planned diesel consumption in 2009 of the Rosebel, Mupane, Sadiola and Yatela operations.

As at December 31, 2008, the valuation of these contracts was based on a heating oil price of $2.20 per gallon with a premium of $0.30 per gallon, and the resulting fair value after an increase and a decrease of 10% per gallon, would have been as follows:

Fair value	December 31, 2008 $0.30/gallon	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil call options contracts	1,457	1,912	1,001

In 2009, the Company entered into hedges for an additional portion of planned consumption for 2010 to manage risks associated with commodities.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

As at December 31, 2008, the Company’s cash and cash equivalents, and bullion position with bullion valued at the period end market price, net of amounts borrowed under the Company’s credit facility was $219,000,000.  In 2008, the Company signed a new credit facility agreement with a bank syndicate, which provides access to a high level of additional liquidity and capital resources.  The Company’s new credit facility is a $140,000,000 five-year revolving credit facility which may be used for general corporate purposes including acquisitions (note 20).   As at December 31, 2008, $50,000,000 of the credit facility was drawn upon, and a letter of credit of $9,533,000 was issued under the credit facility to guarantee certain asset retirement obligations.

The Company has a treasury policy to assist in managing the liquidity risk which requires:

•	Investments only in liquid instruments by preserving capital, maintaining required liquidity, and realizing a competitive rate of return while considering an appropriate and tolerable level of risk;

•	Investments in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitoring cash balances within each operating entity;

•	Performing short to medium term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information;

•	Considering the need for expanding treasury activity if and when appropriate (including but not limited to hedging and derivatives); and

•	Establishing limits for significant investees and/or counterparties (e.g. for cash investments) and review limits periodically.

At December 31, 2008, the carrying value of interest bearing debt was $56,132,000.  The maturity of debt including interest was as follows:

$
2009	50,718
2010	5,150
2011	326
2012	24
2013	13
2014 and thereafter	5
Total	56,236

Liquidity risk is also related to the Company’s ability to produce and sell gold to respond to its gold forward commitments assumed following the acquisition of Gallery Gold Limited in 2006.  Should the mine not be able to produce enough gold, the Company would have to buy gold on the market to meet its gold forward commitments.  Operational risks such as mineral reserves, mineral resources, and extraction, safety and other hazards, energy, labor and strikes, communities, environmental hazard, political risk, and legislation may have an impact on the ability to produce and deliver gold into the contracts.  The Company determined that it has the ability to deliver into the forward contracts based on budgeted production and its intentions are to physically deliver gold according to the committed forward contracts.  The maturity analysis is presented in note 32(a).

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The market liquidity risk is the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position.  Under the terms of the Company’s hedging agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy.  The Company generally mitigates liquidity risk by spreading out the maturity of its derivatives over time.

19.	Current portion of long-term liabilities

At December 31	Note	2008	2007
		$	$
Current portion of:
Debt	20	665	533
Asset retirement obligations	22	6,524	7,753
Gold forward sales liability – Mupane	32(a)	10,472	17,874
Derivatives – Gold forward sales - EURO	32(a)	3,440	-
Gold forward sales agreement payable – EURO	32(a)	3,617	-
Derivatives – Foreign exchange	32(c)	573	-
Other		-	138
		25,291	26,298

20.           Debt

At December 31	2008	2007
	$	$
Credit facility(a)	50,000	4,000
Purchase price payable-Camp Caiman(b)	4,137	3,928
Other	1,995	2,301
Total	56,132	10,229
Current portion of credit facility	50,000	4,000
Current portion of other debt	665	533
Long-term portion	5,467	5,696

(a)
In 2008, the Company signed a new $140,000,000 five-year revolving credit facility.  The new credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio.  Fees related to the letter of credit and standby fees also vary according to the senior debt ratio.  This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of IAMGOLD’s shares in these subsidiaries.

As at December 31, 2008, $50,000,000 of the credit facility was drawn upon, and a letter of credit of $ 9,533,000 was issued under the credit facility to guarantee certain asset retirement obligations. As at December 31, 2008 and December 31, 2007, the weighted average interest rate on the Company’s short term borrowings under its credit facility was 2.44% and 8.25%, respectively.

The balance outstanding from the previous credit facility of $4,000,000 as at December 31, 2007 was repaid in 2008.

(b)
On acquisition of Cambior on November 8, 2006, the Company assumed a liability of $3,802,000 relating to the balance of the purchase price for the Camp Caiman project, from Asarco Incorporated, by a wholly owned subsidiary of Asarco Guyane Française S.A.R.L. (“AGF”).  The balance of the purchase price payable is interest-free and is payable within 120 days of the commencement of commercial production.

The purchase price payable is subject to prepayments in the case of a subsequent issuance of equity.  The AGF (renamed CBJ Caiman S.A.S.) shares have been pledged as security against the future payments, and will be released upon the full reimbursement of the debt.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

  Repayments

At December 31, 2008, the debt repayments for the coming years were as follows:

$
2009	50,665
2010	5,115
2011	309
2012	24
2013	13
2014 and thereafter	6
56,132

Interest expense and fee expense on debt

	2008	2007	2006
	$	$	$
Interest expense	454	1,309	727
Credit facility fees	221	-	-
	675	1,309	727
Interest capitalized	209	114	11

21.	Income and mining Taxes

Income and mining tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 34% in 2008, (36% in 2007 and 2006) to earnings before income and mining taxes. The reasons for the differences are as follows:

Years ended December 31	2008	2007	2006
	$	$	$
Earnings (loss) before income and mining taxes from continuing operations	58,505	(683)	97,157

Income tax provision calculated using statutory tax rates	19,599	(246)	35,074
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(8,729)	(9,126)	(22,192)
Earnings in foreign jurisdictions subject to different tax rates	9,264	12,974	(74)
Resource allowance	82	(35)	(437)
Provincial mining taxes	8,934	1,907	345
Change in enacted corporate income tax rates	(1,943)	(3,676)	758
Losses not tax benefited	15,367	36,499	4,410
Impairment charges	12,501	-	-
Amounts not deductible for tax purposes	10,464	5,759	6,569
Other	2,882	(2,679)	316
Total income and mining taxes	68,421	41,377	24,769

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The provision for income and mining taxes is made up of the following components:

Years ended December 31	2008	2007	2006
	$	$	$
Current:
Foreign income tax	68,665	26,958	22,527
Federal and provincial income tax (recovery)	-	-	(23)
Provincial mining tax	7,675	-	-
	76,340	26,958	22,504
Future:
Foreign income tax (recovery)	(23,539)	12,207	4,623
Federal and provincial income tax (recovery)	14,362	73	(2,703)
Provincial mining tax	1,258	2,139	345
	(7,919)	14,419	2,265
Total	68,421	41,377	24,769

The components that give rise to future tax liabilities are as follows:

At December 31	2008	2007
	$	$
Future tax assets:
Other assets	6,433	17,789
Exploration and development expenses	39,862	10,908
Share issue costs	162	416
Non-capital losses	68,864	72,606
Net capital losses	980	120
Mining assets	17,921	24,277
Corporate minimum tax credits	160	308
Asset retirement obligations	18,634	22,759
Accrued benefit liability	533	1,160
Long-term portion of forward sales liability	5,163	13,430
Mining duties	3,479	-
	162,191	163,773
Valuation allowance	(85,473)	(92,490)
Future tax asset after valuation allowance	76,718	71,283
Future tax liabilities:
Mining assets	(195,688)	(185,561)
Exploration and development	(5,901)	(20,616)
Royalty interests	(27,235)	(15,192)
Intangibles	(4,336)	(6,120)
Other	(3,297)	(1,750)
	(236,457)	(229,239)
Net future tax liability	(159,739)	(157,956)

The Company has non-capital losses carry forwards for Canadian income tax purposes of $152,512,000 available to reduce taxable income on or prior to 2028.  Approximately $3,730,000 of these non-capital losses carry forwards have not been tax benefited.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The Company has approximately $56,826,000 in cumulative Canadian exploration and cumulative Canadian development expenses and approximately $215,155,000 in mining assets capital cost allowance available indefinitely to reduce, subject to certain restrictions, taxable income in future years.

In 2008, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $5,292,000 ($3,305,000 in 2007).

Losses carried forward as at December 31, 2008 will expire as follows:

	Canada	United States	Peru(1)	Guyana(2)	Botswana
	$	$	$	$	$
2009	8,706	1,337	-	-	-
2010	3,836	1,548	-	-	-
2011	-	1,026	-	-	-
2012	-	347	-	-	-
2013	-	-	-	-	-
2014-2028	139,970	3,085	-	-	-
Undetermined	-	-	10,096	-	-
Unlimited	-	-	-	71,210	52,595
	152,512	7,343	10,096	71,210	52,595

	France	Barbados	Brazil	Tanzania	Other
	$	$	$	$	$
2009	-	2,523	-	-	1,018
2010	-	1,856	-	-	795
2011	-	2,347	-	-	1,075
2012	-	445	-	-	1,271
2013	-	535	-	-	88
2014-2028	-	8,355	-	-	-
Undetermined	-	-	10,045	-	-
Unlimited	13,884	-	-	39,360	60
	13,884	16,061	10,045	39,360	4,307

(1)
According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

(2)	In accordance with the Mineral Agreement concluded with the government of the country.

22.              Asset Retirement Obligations

The Company’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Company estimates future costs.  These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of new mines.  The liability for asset retirement obligations has been considered in the annual impairment test process.  As at December 31, 2008, the Company had $5,579,000 in deposits restricted (note 11) for settling its obligations as well as letters of credit in the amount of $9,533,000 to guarantee asset retirement obligations.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

At December 31, 2008, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted amounts required	Expected timing of payments	Average credit- adjusted risk-free rate
	$
Rosebel mine	36,209	2009-2022	7.22%
Doyon mine	59,364	2009, 2028-2126(1)	5.94%
Mupane mine	4,845	2009-2012	6.10%
Sadiola mine (38%)	13,837	2009-2023	6.18%
Yatela mine (40%)	9,902	2009-2016	5.64%
Niobec mine	2,135	2009-2025	5.66%
Other mines	1,576	2009-2014	4.82% - 5.38%
	127,868

(1) The expected timing of payments for the Doyon mine is deferred until the end of the Westwood operation.

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

$
2009	6,782
2010	2,818
2011	2,878
2012	7,633
2013	2,967

2014 onwards	104,790
127,868

The following table presents the reconciliation of the liability for asset retirement obligations:

Year ended December 31	Note	2008	2007
		$	$
Balance, beginning of year		85,259	47,517
New obligations relating to the acquisition and revision of purchase price equation of GGL and Cambior		-	12,043
Revision in the estimated cash flows and timing of payments		7,959	11,619
Sale of Sleeping Giant mine	5	(3,339)	-
Accretion expense		4,984	8,361
Disbursements		(9,769)	(359)
Foreign exchange variation		(8,080)	6,078
Balance, end of year		77,014	85,259
Less current portion	19	6,524	7,753
Long-term portion		70,490	77,506

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

23.              Termination Benefits

In 2008, $4,928,000 contractual termination benefits were recorded for both the Doyon and Mouska mines in Canada.  The Doyon mine is expected to close by the second quarter of 2009 and the Mouska mine by early 2010.  The mines are scheduled to close following the depletion of existing reserves.

In 2007, contractual termination benefits totaling $2,132,000 in 2007 were recorded for the Sleeping Giant mine in Canada.  The Sleeping Giant mine closed in October 2008 following the depletion of reserves.

Liabilities relating to termination benefits for the closure of the Company’s Doyon, Mouska and Sleeping Giant mines in Canada as of December 31, 2008 were as follows:

	December 31, 2007	Termination Benefits incurred in 2008	Paid during 2008	December 31, 2008
Doyon and Mouska	$ ─	$ 4,928	$ ─	$ 4,928
Sleeping Giant	2,132	─	(2,059)	72
Total	2,132	4,928	(2,059)	5,000

Termination benefit liabilities as of December 31, 2007 were as follows:

	December 31, 2006	Termination Benefits incurred in 2007	Paid during 2007	December 31, 2007
Sleeping Giant	$ ─	$ 2,132	$ ─	$ 2,132

24.           Share Capital

(a)	Authorized

Unlimited first preference shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(b)	Issued and outstanding common shares

	Number of Shares	Amount
		$
Issued and outstanding, December 31, 2005	147,648,127	352,606
Shares issued on acquisition of GGL	26,221,468	197,448
Shares issued on acquisition of Cambior	116,258,765	1,062,605
Exercise of options	2,386,287	12,950
Share purchase plan	26,480	225
Share bonus plan	18,830	160
Issued and outstanding, December 31, 2006	292,559,957	1,625,994
Exercise of options	1,141,231	6,590
Share purchase plan	5,613	50
Share bonus plan	53,091	444
Warrants exercised	3,780	41
Issued and outstanding, December 31, 2007	293,763,672	1,633,119
Exercise of options(c)	952,892	15,069
Share bonus plan(d)	71,149	526
Flow-through shares(j)	928,962	7,041
Issued and outstanding, December 31, 2008	295,716,675	1,655,755

In March 2009, the Company announced it has entered into an underwriting agreement as disclosed in note 37, Subsequent events.

(c)	Share options

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants.  The options vest over three and four years and expire no later than ten years from the grant date.  As at December 31, 2008, the total number of shares reserved for the grants of share options was 20,257,401.  As of December 31, 2008, 12,405,701 shares remain in reserve.  Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of December 31, 2008, 2007 and 2006 and changes during the three years then ended is presented below.  All exercise prices are denominated in Canadian dollars.  The exchange rates at December 31, 2008, 2007, and 2006 between US dollar and Canadian dollar were 1.2180, 0.9913 and 1.1654 respectively.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Years ended December 31	2008		2007		2006
	Options	Weighted average exercise Price (C$)	Options	Weighted average exercise price (C$)	Options	Weighted average exercise price (C$)
Outstanding, beginning of year	5,741,858	8.63	5,685,495	7.66	4,076,242	6.62
Granted	2,230,500	6.41	1,976,000	9.84	1,795,000	10.61
Assumed on acquisition of Cambior	-	-	-	-	2,428,873	5.42
Exercised	(952,892)	6.70	(1,141,231)	4.80	(2,386,287)	5.56
Forfeited	(508,659)	8.66	(778,406)	10.21	(228,333)	10.39
Outstanding, end of year	6,510,807	8.15	5,741,858	8.63	5,685,495	7.66
Exercisable, end of year	2,851,686	8.51	3,187,858	7.56	3,616,828	6.23

The following table summarizes information relating to share options outstanding at December 31, 2008:

	Options Outstanding			Options exercisable
Range of Prices C$	Number outstanding	Weighted average remaining contractual life - years	Weighted average exercise Price C$	Weighted number exercisable	Weighted average remaining contractual life - years	Weighted average exercise Price C$
1.28	53,667	1.9	1.28	53,667	1.9	1.28
3.01 – 4.00	29,000	2.9	3.90	29,000	2.9	3.90
4.01 – 5.00	81,300	1.3	4.67	81,300	1.3	4.67
5.01 – 6.00	331,400	2.4	5.40	321,400	2.3	5.40
6.01 – 7.00	2,165,500	4.4	6.42	-	-	-
7.01 – 8.00	523,940	2.8	7.58	521,315	2.8	7.58
8.01 – 9.00	530,000	2.7	8.55	320,000	2.0	8.54
9.01 – 10.00	628,000	0.9	9.19	533,000	0.5	9.10
10.01 – 11.00	2,168,000	2.7	10.40	992,004	2.5	10.53
	6,510,807	3.1	8.15	2,851,686	2.1	8.51

The determination of the fair value of options is judgmental.  The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value.  The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable.  Given these limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions.  The weighted average expected life of these options is between one and eight years depending upon the life of the option.  The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

	2008	2007	2006
Risk free interest rate	3%	4%	5%
Volatility	53%	37%	37%
Dividend	1%	1%	1%
Weighted average expected life of options issued	4.2	4.1	4.2
Weighted average grant-date fair value	2.45	2.62	3.08

(d)	Share bonus plan

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of December 31, 2008, 436,707 shares remained in reserve.

Year ended December 31	2008	2007	2006
	Number	Number	Number
Outstanding, beginning of year	137,801	89,892	14,782
Granted	20,000	122,000	93,940
Issued	(71,149)	(53,091)	(18,830)
Forfeited	-	(21,000)	-
Outstanding, end of year	86,652	137,801	89,892

(e)	Share purchase plan

Up to December 31, 2006, the Company had a share purchase plan for employees whereby the Company matched the participants’ contribution and shares were issued from treasury.  The plan was activated in 2005 and was terminated on December 31, 2006.

On January 1, 2007, a new share purchase plan was implemented whereby the Company matches 75% of the first 5% of salary of employee contribution towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan.  The Company’s contribution is considered vested at the end of the day, on December 31 of each year.

(f)	Deferred share plan

Effective April 11, 2007, the Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded.  The Company granted 135,000 share units on May 16, 2008 and as of December 31, 2008, no shares have been issued under this plan.

Year ended December 31	2008
Number of Shares
Outstanding, beginning of year	-
Granted	135,000
Forfeited	(8,000)
Outstanding, end of year	127,000

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(g)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

Years ended December 31	2008	2007	2006
	$	$	$
Share options	3,504	2,195	2,432
Share bonus plan	263	660	563
Share purchase plan	-	-	107
Deferred share plan	268	-	-
	4,035	2,855	3,102

(h)	Warrants

On the acquisition of Cambior Inc., in 2006, 20,000,000 warrants were issued, exercisable for 8,400,000 shares of IAMGOLD at a price of C$8.93 each.  On August 12, 2008, the remaining outstanding 19,991,000 warrants, exercisable for 8,396,220 shares, expired without being exercised.  The carrying value of warrants was transferred to contributed surplus.

(i)	Earnings per share

Basic earnings (loss) per share computation
Years ended December 31	2008	2007	2006
	$	$	$
Numerator:
Net earnings (loss)	(9,916)	(42,060)	72,481
Denominator
Weighted average common shares outstanding	295,430,161	293,284,391	186,484,769
Basic earnings (loss) per share	(0.03)	(0.14)	0.39
Diluted earnings (loss) per share computation:
Years ended December 31	2008	2007	2006
	$	$	$
Numerator:
Net earnings (loss)	(9,916)	(42,060)	72,481
Denominator
Weighted average common shares outstanding	295,430,161	293,284,391	186,484,769
Dilutive effect of employee share options	-	-	992,809
Dilutive effect of warrants	-	-	177,208
Total average common shares outstanding	295,430,161	293,284,391	187,654,786
Diluted earnings (loss per share)	(0.03)	(0.14)	0.39

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2008	2007	2006
Share options	6,510,807	3,320,393	1,491,893
Warrants	-	8,396,220	-
	6,510,807	11,716,613	1,491,893

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(j)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  In March 2008, the Company issued 928,962 flow-through common shares for C$8,500,000 specifically relating to the Westwood project.  As of December 31, 2008, the Company had applied all of the flow-through share proceeds raised, to fund prescribed resource expenditures on the Westwood project.  Prior to December 31, 2008, the Company filed with tax authorities the documents to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.  In relation to the renunciation of the tax credits, the Company recorded a future tax liability and corresponding reduction of shareholders’ equity in the amount of $1,047,000.

25.           Contributed Surplus

Years ended December 31	Note		2008	2007	2006
			$	$	$
Contributed surplus, beginning of year			20,034	19,153	4,671
Stock-based compensation	24	(g)	4,035	2,855	3,102
Transfer of fair value of exercised options			(9,218)	(1,974)	(1,682)
Issue of equivalent options in the acquisition of Cambior			-	-	13,062
Transfer of fair value of expired warrants	24	(h)	24,391	-	-
Contributed surplus, end of year			39,242	20,034	19,153

26.           Accumulated Other Comprehensive Income (Loss)

	Cumulative translation adjustment	Unrealized gain (loss) on debenture receivable	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income (loss)
	$	$	$	$	$
Balance as at December 31, 2006	(4,836)	280	1,165	(173)	(3,564)
Change in 2007	29,883	(280)	(2,074)	254	27,783
Balance as at December 31, 2007	25,047	-	(909)	81	24,219
Change in 2008	(80,606)	-	(5,749)	908	(85,447)
Balance as at December 31, 2008	(55,559)	-	(6,658)	989	(61,228)

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

27.              Mining Costs

Mining costs, excluding depreciation, depletion and amortization, include mine production, transport and refinery costs, royalty expenses, applicable general and administrative costs, movement in inventories and ore stockpiles, accretion expenses and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping costs and deferred development.  Ongoing termination costs are included, however employee termination costs associated with major restructuring and mine closures are excluded.  These costs, analyzed by nature, consist of the following:

Years ended December 31	2008	2007	2006
	$	$	$
Operating mining costs	411,547	399,259	143,981
Royalties	52,308	40,924	17,403
Accretion expense	4,984	8,361	1,103
Inventories movement	(17,009)	(22,057)	(9,162)
Mining costs, excluding depreciation, depletion and amortization	451,830	426,487	153,325

28.	Impairment Charges

Years ended December 31	2008	2007	2006
	$	$	$
Buckreef – Exploration and development assets and goodwill	111,582	-	-
Mupane – Mining assets and goodwill	-	93,725	-
Doyon – Development costs	-	5,903	-
Kitongo – Capitalized exploration expenditures and goodwill	5,336	-	-
Nyangombe – Capitalized exploration expenditures and goodwill	1,896	-	-
Magistral gold property – Goodwill on gold royalty	2,772	-	-
Other exploration properties – Goodwill	2,470	-	-
Other capitalized exploration expenditures	5,805	-	1,582
	129,861	99,628	1,582
Impairment of mining assets	-	60,943	-
Impairment of exploration and development assets	97,034	5,903	1,582
Impairment of goodwill	32,827	32,782	-
	129,861	99,628	1,582

2008

Buckreef Project and other Tanzanian exploration sites

Since the acquisition of the Buckreef project in early 2006, comprehensive exploration programs have been completed.  This work did not materially increase the resource base and preliminary metallurgical results indicate only low to moderate recoveries could be expected from heap leaching.  As a result of estimated capital costs for mine development being significantly higher than anticipated, an impairment charge of $111,582,000 was recorded in 2008, including an impairment of $25,668,000 related to goodwill.  Other Tanzanian exploration sites were also impaired for $9,532,000 including goodwill impairment of $4,217,000.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Other exploration properties

An impairment of $5,975,000, including goodwill impairment of $170,000, was also accounted for in respect of exploration and development projects in Botswana and Peru which have shown unsuccessful results.

Magistral gold property

A goodwill impairment of $2,772,000 was accounted for in respect of the Magistral Gold Royalty property in Mexico which has not yielded the production that was expected on acquisition.

2007

Mupane Mine

During 2007, the Company reviewed the exploration potential of the area, the current mineral resources, the projected operating costs, metallurgical performance and gold price of the Mupane mine. These served as inputs into pit optimizations to determine which resources could be economically mined and be considered as mineable mineral reserves.  A mine schedule was developed and cash flows calculated, resulting in an impairment charge to the Mupane operations of $93,725,000.

This impairment charge consisted of a reduction of goodwill of $32,782,000, a reduction of $8,038,000 to other long-term assets (stockpiles) and a reduction of $52,905,000 in the carrying value of the Mupane mine. Net estimated future cash flows from the Mupane mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were estimated using long-term gold prices from $550 to $700 per ounce, increased cost estimates based on revised operating levels, gold recovery of 87% to 91% depending on the rock type and pit source and expected continuation of operations to mid 2010, including the processing of stockpiled ore. The fair value was calculated by discounting the estimated future net cash flows using a 5% interest rate, commensurate with the risk.

Exploration expenditures

The Company also recorded an impairment charge in 2007 of $5,903,000 related to resource development costs incurred at the Doyon division which, to date, has been unsuccessful in increasing the division’s resource profile.

29.           DERIVATIVE LOSS (GAIN)

Years ended December 31	2008	2007	2006
	$	$	$
Unrealized loss from the change in fair values of warrants included in marketable securities	897	1,236	-
Change in fair value of derivative foreign exchange instruments	573	-	-
Change in fair value of derivative heating oil instruments	803	-	-
Change in fair value of derivative gold instruments	2,107	2,086	195
Loss resulting from change in fair value of embedded derivative	246	-	-
Gain resulting from the change in fair value of embedded derivative in gold receivable	(285)	(3,871)	(136)
Loss arising from the exercise of derivatives	-	-	17
Derivative loss (gain)	4,341	(549)	76

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

30.           Information related to consolidated statements of cash flow

Years ended December 31	2008	2007	2006
	$	$	$
Interest paid	339	1,400	665
Income and mining taxes paid	42,420	43,992	25,240

31.           Capital Disclosures

IAMGOLD’s objectives when managing capital are:

•	to ensure the Company has sufficient financial capacity to support its operations, current mine development plans and the long-term growth strategy;

•	to provide a superior return to shareholders and benefits for other stakeholders; and

•	to protect shareholder value while appropriately balancing activity within treasury conditions (both risks and opportunities) and identify exposure with respect to markets and risk fluctuations.

The Company manages capital by looking at the following items:

At December 31	2008	2007
	$	$
Cash and cash equivalents	117,989	113,265
Debt	56,132	10,229
Common shares	1,655,755	1,633,119

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion due to factors that are beyond the Company’s control, including the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks.  In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, repay existing debt, or sell gold bullion.

The Company has declared an annual dividend payment of $0.06 per share payable on January 12, 2009 to shareholders of record as of the close of trading on December 24, 2008 which has resulted in a dividend payable of $17,740,000.

The Company has complied with its credit facility covenants.  There were no changes in the Company’s approach to capital management during the year.  The Company’s capital structure was modified with the objective to finance the Company’s growth such as the acquisitions of royalties (related to Doyon and Rosebel), EURO Ressources S.A., and Orezone, and development of existing mines.

During the first quarter of 2008, the Company issued flow-through shares for C$8,500,000 to finance exploration expenditures at the Westwood project.  During 2008, the Company also issued shares following the exercise of options.

In addition, in 2008, the Company replaced the previous credit facility by signing a new $140,000,000 five-year revolving credit facility which will provide additional flexibility in meeting its goals.  This new credit facility is guaranteed and secured by the Company’s major subsidiaries and secured by a pledge of IAMGOLD’s shares in these subsidiaries.  As at December 31, 2008, $50,000,000 of the credit facility was drawn upon, and a letter of credit of $ 9,533,000 was issued under the credit facility to guarantee certain asset retirement obligations.  This new credit facility is in line with the Company’s objectives in managing capital.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The Company actively reviews funding sources to support its current acquisition activities and potential new opportunities.  Subsequent to December 31, 2008, the Company held options to sell, and sold gold bullion as mentioned in note 8, Gold bullion.  On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39,445,000 common shares of IAMGOLD, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345,144,000 as disclosed in note 37, Subsequent events.

32.           Derivative Instruments

 (a) Gold sales commitments

The Mupane forward sales contracts acquired as part of the acquisition of GGL are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  During 2008, 77,776 ounces of gold were delivered under the forward sales contracts (77,776 ounces in 2007).  As of December 31, 2008, there were 43,888 ounces of gold remaining at an average forward price of $407 per ounce, the liability as per balance sheet was $10,472,000 and the fair value was $20,777,000.

Additional gold forward sales agreements were also assumed following the acquisition of EURO in late 2008.  On the acquisition date of EURO, there were outstanding forward sale agreements for 17,100 ounces of gold at $459 per ounce for settlement in 2009.  Half of these contracts were bought back in December 2008 and the remaining 50% was bought back in January 2009.  At December 31, 2008, a settlement obligation of $3,617,000 was outstanding which was paid in January 2009.  As at December 31, 2008, there were 8,550 ounces of gold derivative contracts outstanding, all at a contract price of $459 per ounce and maturing in 2009, with a fair value of $3,440,000.  The decrease in fair value between the acquisition date and December 31, 2008, totaling $2,107,000, was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

At December 31	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(10,472)	(20,777)	(28,346)	(53,720)
Forward sales contracts (EURO)	(7,057)	(7,057)	-	-
	(17,529)	(27,834)	(28,346)	(53,720)

(b)	Heating oil options contracts

Hedging, totaling 7,560,000 gallons of heating oil, represents approximately 50% of the Company’s planned diesel consumption in 2009 of the Rosebel, Mupane, Sadiola and Yatela operations.  At December 31, 2008, the remaining contracts, paid in 2008 by IAMGOLD at a premium average price of $0.30 per gallon, for a total price of $2,260,000, had a fair value of $1,457,000, resulting in a derivative loss of $803,000.  These options all expire in 2009 and the fair value is included in receivables in the balance sheet.

(c)	Foreign exchange contracts

The Company uses foreign exchange put and call options contracts (commonly referred to as collars) to mitigate the risk of variability of the US dollar compared to the Canadian dollar.  These contracts do not qualify for hedge accounting.  These contracts all expire in 2009 and the fair value was included in Current portion of long-term liabilities on the balance sheet.  The Company obtains a valuation for the fair value of the options from counterparties of its portfolio of contracts.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

As at December 31, 2008, the Company had commitments through collars totaling $60,000,000, all expiring in 2009, with a negative fair value of $573,000 which resulted in an equivalent derivative loss during the year.

33.           Commitment and Contingencies

(a)	Royalty expenses

Production from certain mining operations is subject to third party royalties (included in mining costs) based on various methods of calculation summarized as follows:

Years ended December 31	2008	2007	2006
	$	$	$
Rosebel (1)	29,458	19,850	2,317
Doyon (2)	4,613	6,171	985
Mouska (3)	1,006	770	141
Sleeping Giant (4)	398	-	-
Mupane (5)	4,344	3,023	1,912
Sadiola (6)	9,025	6,102	6,850
Yatela (6)	3,464	5,008	5,198
Total included in mining costs	52,308	40,924	17,403

(1)
2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced.  In 2008, IAMGOLD acquired 84.55% of outstanding shares of EURO Ressources S.A. (“EURO”) (note 5), the owner of this participation right royalty.  The resulting mining asset will be depreciated over the reserves and resources of the Rosebel mine.

(2)
24.75% of any excess of the annual average market price over $375 per ounce of gold produced.  In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property for a cash consideration of $13,050,000.  The payment was accounted for as a reduction of $4,574,000 of accrued liabilities for royalty expenses incurred during the first half of 2008, and as an increase of mining assets for $8,476,000.  This mining asset will be depreciated over the reserves and resources of the Doyon mine and Westwood project.

(3)	Two royalties of 0.2% and 2.0% respectively of gold production.

(4)
2% of gross operating profit for one and 15% of net operating profit for the other taking into consideration cumulative capital investment and restoration expenses.  The Sleeping Giant mine ceased its activities in 2008 after depletion of its reserves.

(5)	Royalty of 5% of revenues based on market prices at date of shipment.

(6)	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

The Company is also subject to a royalty of 3% of the net amount of sales less refining and treatment charges related to its working interests (Tarkwa and Damang mines). These royalty expenses totaling $4,097,000 in 2008 (2007 - $3,297,000 and 2006 - $3,203,000) are included in Earnings from working interests in the consolidated statement of earnings.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(b)	Management fees

Years ended December 31	2008	2007	2006
	$	$	$
Joint ventures:
Sadiola (1% of revenues)	1,505	1,018	1,143
Yatela (1% of revenues)	578	835	858
Included in Mining Costs	2,083	1,853	2,001
Working Interests:
Tarkwa (2.5% of revenues)	2,600	2,157	2,051
Damang (fixed amount)	284	284	284
Included in Earnings from working interests	2,884	2,441	2,335
Total Management Fees	4,967	4,294	4,336

(c)	Operating Leases

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	$	$	$	$	$
Operating leases	4,187	713	1,107	954	1,413

Operating leases refer to total payment obligations related to operating lease agreements.

(d)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business.  The Company is also subject to the possibility of new income and mining tax assessments for some years.  The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.  No amounts have been accrued in the financial statements.

(e)	Camp Caiman Project

Camp Caiman is a development project located southeast of Cayenne, the capital city of French Guiana.  In January 2008, the formal application to begin construction of the Camp Caiman project was refused by the French Government.  The carrying value of the Camp Caiman project included in exploration and development capitalized assets and goodwill is $99,349,000.

The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step.  This working document has been circulated to a group of stakeholders for review, providing  the  context  for  mining  development  and recommends areas for mineral  development,  as well as outlining environmentally sensitive areas that  they  suggest  should  be  considered for exclusion.  Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

The working document will proceed through a stage of informal and formal consultation during which time IAMGOLD will be actively working with government officials and key stakeholders to develop a plan that would permit development of the Camp Caiman deposit using an alternative approach, subject to appropriate restrictions and regulations.  Following the period of consultation, the government is expected to prepare the final mining framework.
If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights, interests and carrying value, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation.  In order to protect the interests of the Company’s shareholders for damages incurred to date, a legal action has been filed and the appropriate legal claims have been prepared for filing. The Company’s objective remains to bring the Camp Caiman project into production.

(f)	Quimsacocha Project in Ecuador

Ecuador’s National Assembly ratified a new Mining Law on January 26, 2009.  The next step is for companies to sign individual exploitation licenses with the Ministry of Mines and Petroleum.  Concurrently, the government will proceed with the development of mining and environmental regulations to support the Mining Law.  Upon signing a satisfactory exploitation contract with the government, IAMGOLD will proceed with the remaining studies.

If the Company is unable to reach an agreement with the government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights, interests and carrying value, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists.  The Company will continue to monitor the situation. The carrying value of the Quimsacocha project included in exploration and development capitalized assets is $11,894,000.

34.           Related Party Transactions

The related party transactions are included in corporate administration expenses, are in the normal course of operations, measured at the exchange amount between the parties and are summarized as follows:

Years ended December 31	2008	2007	2006
	$	$	$
Management services obtained from companies controlled by a director and significant shareholder of the Company	-	-	352

35.           Segmented Information

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:	Rosebel mine
Canada:	Doyon division, Sleeping Giant mine, and Westwood project
Botswana:	Mupane mine
Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)

The Sleeping Giant mine closed in October 2008.  The Company’s segments also include non-gold activities (Niobec mine located in Canada), Exploration and development, and Corporate which also includes royalty interests located in Canada.

In 2008, the Company reclassified royalty interests from non-gold activities to corporate to better align its reporting segments.  Comparative figures have been reclassified to conform to the revised segments.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Year ended December 31, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	281,729	167,078	62,129	208,338	-	719,274
Depreciation, depletion and amortization	42,299	50,712	15,233	24,996	-	133,240
Earnings from working interests	-	-	-	-	24,273	24,273
Exploration expense	5,130	5,667	13	1,751	-	12,561
Impairment charges	-	-	-	-	-	-
Other expense (income)	(4,420)	2,314	-	5,440	-	3,334
Income and mining taxes (recovery)	33,047	(1)	-	27,545	-	60,591
Net earnings	45,391	19,951	10,997	40,954	24,273	141,566
Expenditure for mining assets and capitalized exploration and development	85,079	36,057	2,184	13,324	-	136,644
Increase (decrease) to goodwill	-	(8,972)	-	-	-	(8,972)
At December 31, 2008:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	409,465	177,775	37,528	51,049	136,751	812,568
Total assets	605,996	290,719	70,102	178,872	195,911	1,341,600

Year ended December 31, 2008
	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	719,274	143,134	-	7,228	869,636
Depreciation, depletion and amortization	133,240	27,235	1,044	8,110	169,629
Earnings from working interests	24,273	-	-	-	24,273
Exploration expenses	12,561	-	18,551	2,516	33,628
Impairment charges	-	-	127,089	2,772	129,861
Interest expense	-	25	-	650	675
Other expense (income)	3,334	-	2,113	(6,230)	(783)
Income and mining taxes (recovery)	60,591	29,540	(14,713)	(6,997)	68,421
Net earnings (loss)	141,566	49,356	(136,472)	(64,366)	(9,916)
Expenditure for mining assets and capitalized exploration and development	136,644	22,862	9,813	-	169,319
Increase (decrease) to goodwill	(8,972)	-	(30,055)	19,425	(19,602)
At December 31, 2008:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	812,568	292,321	138,109	116,263	1,359,261
Total assets	1,341,600	322,719	160,052	327,315	2,151,686

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Year ended December 31, 2007

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	188,285	133,449	53,814	185,345	-	560,893
Depreciation, depletion and amortization	31,407	24,581	22,230	14,320	-	92,538
Earnings from working interests	-	-	-	-	25,392	25,392
Exploration expense	-	832	552	1,482	-	2,866
Impairment charge	-	5,489	93,725	-	-	99,214
Other expense (income)	-	-	564	-	-	564
Income and mining taxes (recovery)	10,799	(340)	1,736	28,293	-	40,488
Net earnings (loss)	20,896	10,454	(114,548)	51,948	25,392	(5,858)
Expenditure for mining assets and capitalized exploration and development	39,332	17,909	1,146	18,104	-	76,491
Increase (decrease) to goodwill	(45,504)	1,551	(38,823)	-	-	(82,776)
As at December 31, 2007:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	360,189	217,316	41,424	65,737	112,478	797,144
Total assets	553,506	346,814	64,836	175,789	171,638	1,312,583

Year ended December 31, 2007

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	560,893	107,753	-	9,485	678,131
Depreciation, depletion and amortization	92,538	19,370	71	5,602	117,581
Earnings from working interests	25,392	-	-	-	25,392
Exploration expenses	2,866	-	27,779	2,801	28,446
Impairment charge	99,214	-	-	414	99,628
Interest expense	-	69	-	1,240	1,309
Other expense (income)	564	-	(310)	(6,138)	(5,884)
Income and mining taxes (recovery)	40,488	2,479	(971)	(619)	41,377
Net earnings (loss)	(5,858)	20,936	(24,338)	(32,800)	(42,060)
Expenditure for mining assets and capitalized exploration and development	76,491	20,453	23,194	-	120,138
Increase (decrease) to goodwill	(82,776)	-	(20,551)	-	(103,327)
As at December 31, 2007:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	797,144	338,911	225,473	50,322	1,411,850
Total assets	1,312,583	363,184	303,032	216,813	2,195,612

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

Year ended December 31, 2006

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
Revenues	27,025	19,209	38,963	200,077	-	285,274
Depreciation, depletion and amortization	4,220	2,106	12,344	24,268	-	42,938
Earnings from working interests	-	-	-	-	28,874	28,874
Exploration expense	242	886	278	221	-	1,627
Interest expense	-	-	-	343	-	343
Income and mining taxes (recovery)	3,127	184	(1,736)	25,066	-	26,641
Net earnings (loss)	(1,065)	1,718	(2,921)	70,693	28,874	97,299
Expenditure for mining assets and capitalized exploration and development	5,878	1,762	1,525	4,866	-	14,031
Increase (decrease) to goodwill	182,959	89,854	38,823	-	-	311,636

Year ended December 31, 2006

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
Revenues	285,274	10,630	-	7,441	303,345
Depreciation, depletion and amortization	42,938	2,814	-	4,332	50,084
Earnings from working interests	28,874	-	-	-	28,874
Exploration expenses	1,627	-	11,824	1,762	15,213
Impairment charge	-	-	1,399	183	1,582
Interest expense	343	16	-	368	727
Other expense (income)	-	-	(128)	(4,091)	(4,219)
Income and mining taxes (recovery)	26,641	161	-	(2,033)	24,769
Net earnings from discontinued operations, net of tax	-	-	-	93	93
Net earnings (loss)	97,299	(120)	(13,466)	(11,232)	72,481
Expenditure for mining assets and capitalized exploration and development	14,031	981	10,802	-	25,814
Increase (decrease) to goodwill	311,636	-	91,407	(12,954)	390,089

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

36.	Joint ventures

The following amounts represent the Company’s proportionate interest in the joint ventures of the Sadiola mine (38%) and Yatela mine (40%).

In 2008, the Company’s share of mining asset additions in the Company’s joint ventures was $13,324,000, (2007 - $18,104,000; 2006 - $4,866,000).

At December 31	2008	2007
	$	$
Current assets	67,213	53,134
Long-term assets	111,659	122,655
	178,872	175,789
Current liabilities	43,354	37,252
Long-term liabilities	53,061	20,277
	96,415	57,529

Year ended December 31	2008	2007	2006
	$	$	$
Revenues	208,338	185,345	200,077
Expenses (including income taxes)	167,384	133,397	129,384
Net earnings	40,954	51,948	70,693
Cash flows from operating activities	32,244	54,386	95,362
Cash flows used in investing activities	(22,071)	(18,104)	(391)
Cash flows used in financing activities	-	-	(8,034)

37.           Subsequent events

(a)	Orezone Resources Inc. Acquisition

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. ("Orezone”).  The Orezone transaction was completed pursuant to an arrangement agreement dated December 10, 2008, as amended January 12, 2009, between the Company and Orezone.  The principal asset of Orezone was a 90% interest in the Essakane gold project comprised of a mining permit covering 100.2 square kilometers and certain exploration permits in Burkina Faso, West Africa (the "Essakane Project").

Prior to the 100% acquisition of Orezone, exploration properties not related to the Essakane project, were spun out into a new exploration company (“Orezone Gold”).  Pursuant to the transaction, IAMGOLD acquired all of the remaining outstanding common shares of Orezone, with each Orezone shareholder receiving 0.08 of an IAMGOLD share and 0.125 of a share of Orezone Gold.  A total of 28,800,000 shares of IAMGOLD were issued to Orezone shareholders.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008

(b)	Equity financing

On March 26, 2009, following an underwriting agreement with a syndicate of underwriters, the Company issued 39,445,000 common shares of IAMGOLD, including the over-allotment option, at a price of C$8.75 per common share to raise gross proceeds of C$345,144,000.

38.           Comparative figures

Certain 2007 and 2006 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2008.

IAMGOLD CORPORATION - ANNUAL REPORT - 2008